Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-182717

November 27, 2012

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $1,000,000,000 0.750% United States Dollar Bonds due 2017

Final Term Sheet

November 27, 2012

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	0.750% United States Dollar Bonds due December 15, 2017

Expected Ratings:	AAA/Aaa/AAA (S&P, Moody’s, DBRS)

Format:	SEC Registered

Size:	$1,000,000,000

Trade Date:	November 27, 2012

Settlement Date:	December 4, 2012 (T+5)

Maturity Date:	December 15, 2017

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	June 15, 2013

Benchmark Treasury:	UST 0.75% due October 31, 2017

Benchmark Treasury Yield:	0.658%

Spread to Benchmark Treasury:	+10 bps

Yield to Maturity:	0.758%

Coupon:	0.750%, accruing from December 4, 2012

Price:	99.961%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	BNP Paribas Securities Corp. Morgan Stanley & Co. International plc RBC Capital Markets, LLC TD Securities (USA) LLC

Co-managers:

Barclays Bank PLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (Europe) Limited

Daiwa Capital Markets Europe Ltd.

Deutsche Bank Securities Inc.

Goldman Sachs International

HSBC Securities (USA) Inc.

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mizuho International plc

RBS Securities Inc.

Skandinaviska Enskilda Banken AB (publ)

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	30216B DT6

ISIN:	US30216BDT61

Reference Document:	Prospectus Supplement, subject to completion, dated November 27, 2012 and Prospectus dated July 20, 2012. http://sec.gov/Archives/edgar/data/276328/000119312512481538/d444725d424b2.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-375-6829 for RBC Capital Markets, LLC, 1-800-854-5674 for BNP Paribas Securities Corp., 1-866-718-1649 for Morgan Stanley & Co. International plc and 1-800-263-5292 for TD Securities (USA) LLC.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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